[Hayden Bergman, Professional Corporation Letterhead]

November 4, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Tangela Richter, Branch Chief

RE:	Digital Music Group, Inc.

Registration Statement on Form S-1 filed September 29, 2005

File No. 333-128687

Ladies and Gentlemen:

On behalf of Digital Music Group, Inc. (“DMG” or the “Company”), we are responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated October 28, 2005 relating to the registration statement (the “Registration Statement”) on Form S-1 filed by the Company on September 29, 2005. DMG is filing Amendment No. 1 to the Registration Statement concurrent with the delivery to you of this response letter, five marked copies of which are provided herewith for your reference. All page numbers below refer to the Registration Statement, as amended. Further, for the Staff’s convenience, we have repeated the Staff’s comments below in italic face type before each of our responses.

General

1.	We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when they are included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

DMG acknowledges the Staff’s comments that it may have additional comments after price range information is included in the Registration Statement.

2.	We also note that you intend to provide several of the exhibits to your registration statement in your next amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

DMG is filing together with its Amendment No. 1 to the Registration Statement one exhibit that was previously marked to be filed and which has not yet been filed. With the exception of Exhibit 1.1 (Form of Underwriting Agreement) and Exhibit 10.2 (2005 Stock Plan), DMG believes it has filed all exhibits to the Registration Statement that it will be filing. DMG supplementally advises the Staff that the Underwriting Agreement is in the process of being negotiated and that the 2005 Stock Plan is under consideration by the management and Board of Directors of DMG. These two exhibits will be filed by amendment as soon as they are available.

150 Post Street | Suite 650 | San Francisco, CA 94108 | Tel (415) 692-3310 | Fax (415) 399-9320 | www.haydenbergman.com

Hayden Bergman, Professional Corporation

November 4, 2005

3.	We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in Reliance upon Rule 430A.

In response to the Staff’s comment, DMG has completed as many blanks in the Registration Statement as is possible at this time. DMG has not circulated copies of the Registration Statement, and confirms that it will not circulate a preliminary prospectus or copies of the Registration Statement before completing all non-Rule 430A information.

Pending Confidential Treatment Requests

4.	Please note that we will send you a separate letter that will include our comments on your requests for confidential treatment shortly. Please note that the confidential treatment comments must be resolved before the registration statement can be declared effective.

DMG acknowledges the Staff’s comments regarding its request for confidential treatment with respect to certain exhibits to the Registration Statement.

Inside Front Cover Page

5.	Please provide us with any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. See Corporation Finance Current Issues Outline, March 31, 2001 Quarterly Update, Section VIII.

DMG does not currently intend to include any artwork or graphics on the inside front cover of the prospectus and will promptly provide to the Staff any artwork or graphics that it may choose to include.

Prospectus Cover Page

6.	We note that you expect that the shares will be quoted on the Nasdaq National Market. Please tell us the status and timing of your application with Nasdaq.

On September 29, 2005, DMG filed a Listing Application and a Listing Agreement with the Nasdaq Stock Market for initial inclusion on the Nasdaq National Market. In addition, on September 29, 2005, DMG filed a Company Logo Authorization Form and related documents in connection with such application.

DMG received correspondence from the Nasdaq Stock Market on October 3, 2005 and October 11, 2005 confirming, among other things, the reservation of the trading symbol DMGI to identify the Company’s common stock and requesting certain materials and information, respectively. DMG intends to respond to Nasdaq’s request for materials and information in its letter dated October 11, 2005 concurrently with this letter.

Hayden Bergman, Professional Corporation

November 4, 2005

7.	Please revise the table to show the net proceeds that the company will receive after deducting related expenses. Refer to Item 501(b)(3) of Regulation S-K.

As requested by the Staff, DMG has revised the table on the prospectus cover page.

Summary, page 1

8.	Please provide a discussion of the relationships of the entities before and after the offering at the onset. Although it is provided throughout the registration statement, it would assist the investor in understanding the logistics of the company and its acquisitions.

As requested by the Staff’s comment, DMG has revised pages 1 and 2 of the Registration Statement to include a discussion of the relationships of the entities involved in the acquisition transactions before and after the offering at the onset.

9.	Provide us with copies of all of the studies to which you refer in this section and throughout your registration statement. Also, tell us whether these studies are publicly available and whether there is a fee for obtaining the studies.

As requested by the Staff, DMG has supplementally provided copies of the following studies, releases and compilations referred to throughout the Registration Statement:

•	Press release entitled “IFPI Digital Music Report 2005: facts and figures” from the International Federation of the Phonographic Industry

•	Press release entitled “Digital sales triple to 6% of industry retail revenues as global music market falls 1.9%” from the International Federation of the Phonographic Industry

•	“Global Entertainment and Media Outlook: 2005-2009 – Recorded Music” from PricewaterhouseCoopers

•	Statistics for 2004 Year End and 2005 Mid-Year from the Recording Industry Association of America

•	“U.S. Online Music Market to Show Steady Growth” from Gartner, Inc.

•	“Sector Report, August 2005 – Online Music” from Digital Music News

DMG advises the Staff that the press releases issued by the International Federation of the Phonographic Industry and the statistics from the Recording Industry Association of America are publicly available, and that the report from PricewaterhouseCoopers is publicly available for a fee. The report from Gartner, Inc. and the compilation of releases from Digital Music News are not publicly available.

DMG further advises the Staff that it does not have permission to cite in the Registration Statement the sources of any of these reports other than the Recording Industry Association of America.

10.	Please include any material developments regarding the concurrent acquisition of Digital Musicworks International, Inc. and the assets of Rio Bravo Entertainment LLC in the summary and corresponding sections.

DMG supplementally advises the Staff that no material developments have occurred regarding the acquisition of DMI and certain assets of Rio Bravo Entertainment LLC.

Hayden Bergman, Professional Corporation

November 4, 2005

11.	It appears that the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC was a related-party transaction that could not be conducted by “arms-length negotiations.” Accordingly, please remove this language.

As requested by the Staff, DMG has removed this language on page 3 of the Registration Statement.

The Offering, page 3

Use of Proceeds, page 3

12.	Please revise your disclosure in the Use of Proceeds section here and on page 14 consistent with your disclosure in other sections of the prospectus. As a general matter, if known, you should describe the “general corporate purposes” for which you intend to use the proceeds of this offering. To the extent you intend to use the proceeds to develop your processing and accounting operations, repay indebtedness and expand your royalty payment systems as you indicate on pages 19 and 20, please disclose the amount of the proceeds that you intend to use for each such purpose. With respect to any indebtedness that you will repay, you should disclose the interest rate and maturity of such indebtedness.

As requested by the Staff, DMG has revised pages 3 and 13 of the Registration Statement to include additional detail regarding the use of proceeds.

Further, DMG respectfully advises the Staff that it is not repaying any indebtedness other than indebtedness incurred to pay for offering and acquisition expenses, which are deducted from the amount of net proceeds presented in the Registration Statement. On page 45 of the Registration Statement, is a description of the interest rate and maturity of this indebtedness.

Risk Factors, page 4

13.	Please evaluate each of your subheadings and the text that follows to ensure that your risk factors clearly and specifically state the material risk to investors. If a risk factor is included in your prospectus, you should describe the risk and its result clearly and concretely and include the nature of the specific risk or harm in your subheadings. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. Refrain from merely stating facts or describing events that may occur in the future in your subheadings.

As requested by the Staff, DMG has revised certain subheadings of the risk factors contained on pages 4 through 11 of the Registration Statement to attempt to state the material risk to investors more clearly, including the nature of the risk.

14.	Please revise your risk factor section to avoid language like “adverse effect,” “adversely affect,” “we cannot assure” or “there can be no assurance.” State specifically how the risk may affect your results of operations or financial condition. The real risk is that the event will occur; it is not your inability to prevent it.

As requested by the Staff, DMG has revised the language on pages 4 through 11 of the Registration Statement to attempt to state more specifically the possible effects of the risks to the Company.

Hayden Bergman, Professional Corporation

November 4, 2005

15.	We note that your risk factors, for the most part, could apply to any company within your industry classification. Please specifically tailor your risks so that they apply to your company in particular.

As requested by the Staff, DMG has revised the risk factors contained on pages 4 through 11 of the Registration Statement to attempt to tailor the applicable risks to the Company and has deleted certain risk factors that were determined to be general risks.

We do not control the prices of our music recordings charged to consumers, page 6

16.	Please briefly describe the terms “frontline,” “mid-line” or “budget.”

In response to the Staff’s comment, in order to make the overall risk more clear, DMG has deleted the reference to the agreement which contains the referenced terms on page 6 of the Registration Statement. DMG supplementally advises the Staff that these terms were included in only one agreement to which DMI is a party. These terms are not defined in the agreement and the agreement required DMI to classify its own music recordings, all of which were classified by DMI as “frontline.” DMG included reference to this agreement only as an example of the effect of the risk regarding classification of music recordings for purposes of different pricing structures. To DMG’s knowledge, there is no industry accepted definition of these terms.

There are no assurances that other parties do not also have digital rights, page 6

17.	We note that you have encountered at least one instance where you purchased rights that you already held. Please disclose what occurred in that instance.

As suggested by the Staff, DMG revised page 7 of the Registration Statement to clarify the disclosure. DMG respectfully advises the Staff that DMG anticipates acquiring multiple copies of the same recordings in the future where more than one person owns digital rights to the same music recording. This is due to the nature of digital rights as described in the Registration Statement. The related risks as described elsewhere in the risk factors are the potential loss of revenue when a recording which is a duplicate of the Company’s but is owned by another party is purchased and downloaded by a consumer, and being unable to locate and acquire such duplicate on commercially favorable terms that take into account the duplicate nature of the recording.

We have limited term agreements with the online music stores that sell, page 7

18.	We note that you have received more than 80% of your revenue since inception from iTunes. Please disclose the revenue figure. In addition, please briefly provide terms of the agreement with iTunes.

As requested by the Staff, DMG has revised page 6 of the Registration Statement.

19.	Likewise, the notes to the financial statements indicate that four customers accounted for approximately 62%, 13%, 12% and 11%, respectively, of your accounts receivables balance at December 31, 2004. Please identify these customers and include risk factor disclosure regarding the risks associated with the concentration of your accounts receivable balance with four customers.

Hayden Bergman, Professional Corporation

November 4, 2005

As requested by the Staff, DMG has revised page 6 of the Registration Statement. DMG respectfully advises the Staff that it has updated the notes to the financial statements regarding outstanding accounts receivable as of September 30, 2005, and that only one customer accounted for over 10% of DMG’s accounts receivable at such time.

The loss of one or more of our key personnel, page 8

20.	Please identify your key personnel in this section. In addition, please disclose whether you have key person insurance.

As requested by the Staff, DMG has revised page 8 of the Registration Statement.

If the Internet and portable digital music players cease to be the medium, page 9

21.	Please identify the industry source that states that approximately 1% of music was purchased by digital downloads in 2004.

DMG respectfully advises the Staff that according to a press release issued by the International Federation of the Phonographic Industry, the digital music market was worth $330 million in 2004, which it states represents about 1.5% of record company revenues. The press release is included in Appendix A hereto in response to comment number 9.

Further, DMG respectfully advises the Staff that according to statistics published by the Recording Industry Association of America, digital downloads represented 0.9% of U.S. recording industry sales in 2004. The statistics are included in Appendix A hereto in response to comment number 9.

Intellectual property claims against us could be costly and result in the loss, page 9

22.	Please tell us whether you have any pending litigation claims.

As suggested by the Staff, DMG has revised page 36 of the Registration Statement to clarify that it does not have any pending litigation claims.

Increased costs associated with corporate governance compliance, page 12

23.	Please disclose how this is a risk factor and not merely a statement of fact for any public reporting company.

In response to the Staff’s comment, DMG has revised page 11 of the Registration Statement to delete the referenced risk factor.

Selected Pro Forma Combined Financial Data, page 18

24.	We note you presented unaudited selected combined pro forma financial data for the period from inception to December 31, 2004, the period from inception to June 30, 2004 and the six months ended June 30, 2005, on a pro forma combined basis assuming the completion of the acquisition of Digital Musicworks International, Inc. (DMI) and certain assets to be acquired from Rio Bravo Entertainment LLC (Rio Bravo). Pursuant to Item 301 of Regulation S-K, please remove your current disclosure and separately disclose the historical selected financial data for DMI, the accounting acquirer, and the historical carve-out financial statements for the assets acquired from Rio Bravo. See second comment under Index to the Financial Statements below.

Hayden Bergman, Professional Corporation

November 4, 2005

As requested by the Staff, DMG has revised page 17 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

25.	We note your discussion is a pro forma combined analysis assuming the completion of the acquisitions. The MD&A should be prepared on an individual historical entity basis. Pursuant to Item 303 of Regulation S-K, please remove your current disclosure and include a discussion on the individual results of DMI and the carve-out financial statements for the assets acquired from Rio Bravo. In the introductory paragraph to your MD&A section, you should explain the reasons why your analysis is based on individual results of DMI and certain assets to be acquired from Rio Bravo as opposed to DMG.

As requested by the Staff, DMG has revised Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 18 of the Registration Statement.

26.	We note you entered into several content acquisition agreements. Please tell us why you believe an acquisition of this type does not constitute an acquisition of a business as defined under Rule 11-01(d) of Regulation S-X.

DMG respectfully advises the Staff that it acquires the digital rights to content in the form of discrete assets and not as components of a going concern. In no case has an acquisition of digital rights to content involved the purchase of a separate entity, subsidiary or division of a business. Further, in no case has an acquisition of content involved the retention of the seller’s physical facilities, employees, market distribution system, sales force, customer base, production techniques or trade names. In general, the content owners from whom we have acquired content have not previously commercialized the digital rights to the content they own, and they retain the rights to continue to commercialize their content in non-digital form such as compact discs and cassette tapes after our acquisition of the digital rights. Thus, the nature of the revenue-producing activity in respect of the content remains the same for these content owners after the sale or license to us of the digital rights, and the revenue-producing activity of the digital rights to the content in our hands is totally different from before the transaction, when it was non-existent. There is no continuity between the commercialization prior to the transaction of the content to which we acquire the digital rights and our commercialization of the split-off digital rights after the transaction. Therefore, DMG does not believe that any of its acquisitions of digital rights to content has constituted an acquisition of a business for purposes of Rule 11-01(d) of Regulation S-X.

Results of Operations, page 23

27.	Expand your “Overview” to include management’s perspective on the business. Use this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. Disclose the factors that management looks at in assessing the strength or weakness of your business. Disclose the material risks and challenges facing your company and how management will deal with these issues. For example, disclose the challenges that you face given your substantial operating expenses and the fact that you expect that these expenses will continue to increase. Disclose also how you will deal with these challenges. Refer to Release 33-8350 on our website at www.sec.gov.

Hayden Bergman, Professional Corporation

November 4, 2005

As requested by the Staff, DMG has revised page 18 of the Registration Statement.

Critical Accounting Policies and Estimates, page 21

28.	The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

As requested by the Staff, DMG has revised pages 18, 19 and 20 of the Registration Statement.

Acquisition Costs for Digital Music Rights, page 22

29.	We note you amortize the acquisition costs of acquiring or licensing the digital rights to music recordings using the straight-line method over the shorter of the term of the related agreement or seven years. Please address the following:

(a)	Elaborate on the extent to which amortization expenses are attributable to the term of the related agreements or the seven year period for each period presented.

(b)	Tell us and disclose how you determined that seven year period reasonably relates the amount of amortization to the revenue expected to be generated.

(c)	Tell us and disclose your basis for amortizing these costs using the straight-line method.

(d)	Provide a sensitivity analysis as to how much your amortization expense would fluctuate if the amortization period were shorter than 7 years.

(a)	DMG respectfully advises the Staff that from inception through the current date, DMG has acquired two music catalogs containing a total of 35,000 tracks where the agreements called for DMG to make payments for the digital rights to the music recordings. In both cases, DMG acquired the digital rights in perpetuity and capitalized such payments as “Digital music rights” in the balance sheet (see Note 4 to the financial statements of DMI). None of the contracts thus far where DMG has licensed the digital rights for a fixed term (seven to ten years with one like-term option) have involved purchase payments, but rather contain a revenue-sharing arrangement between the content owner and DMG with respect to future sales. DMG expects this approach to remain consistent in future negotiations, for the most part, in that its intent is to only make a purchase payment to the catalog owner when it acquires perpetual rights. However, in the event that a non-recoupable purchase payment is required in a future fixed-term license agreement, DMG expects that the term of that license agreement would be for a minimum of seven years and more likely be substantially longer.

(b)	DMG respectfully advises the Staff that the amortization of acquisition costs represents a significant estimate that DMG management approaches with great care. The overriding objective is to match the amortization expense in proportion to expected revenue. Management used all available data in making its judgments related to the amortization period. The rights for these assets are held in perpetuity and are generally hit songs from the 1950s - 1970s. DMG management expects and has observed moderate and steady downloading of these songs. While DMG expects steady downloading to continue for decades, it has established a seven year amortization period to provide a reasonable level of conservatism. DMG also considered the fact that the digital medium is in its infancy and that there is also the possibility that a new or different medium will be introduced diminishing the viability of its medium.

(c)	As noted above, DMG expects a steady downloading of its songs due to the fact that they are not front-line hits (i.e. they are mature recordings). A random selection of five of DMG’s 50 top hits with a sales history greater than 1 year shows quarterly downloads totaling 1,864, 4274, 4,223 and 3636 for each of the four quarters in the twelve months ending September 30, 2005. While this represents a small snapshot of its assets, DMG believes that it is representative and supports its current use of straight-line amortization. DMG management will continue to evaluate the amortization method used to ensure the best possible matching of revenues and expenses.

(d)	Amortization expense would increase by approximately 15% for each year that the amortization period was shortened. DMG’s current 2005 amortization expenses would increase by approximately $5,000 for each year of reduction in the amortization term.

Results of Operations, page 23

30.	Please specify the inception date under each column heading.

As requested by the Staff, DMG has revised page 22 of the Registration Statement.

Hayden Bergman, Professional Corporation

November 4, 2005

Selected Quarterly Results of Operations, page 26

31.	We note you provided selected quarterly results of operations on a combined pro forma basis. Please revise your presentation to disclose the historical selected quarterly results of DMI and the carve-out financial statements for the assets acquired from Rio Bravo on an individual basis or remove this information.

As requested by the Staff, DMG has revised pages 24 and 28 of the Registration Statement.

Qualitative and Quantitative Disclosures About Market Risk, page 29

32.	Please specify whether or not you currently hold any of the investments discussed in this section. If so, please provide the required analysis of the risk.

DMG respectfully advises the Staff that it does not currently hold any investments subject to market risk. As suggested by the Staff, DMG has revised page 20 of the Registration Statement.

Business, page 30

33.	In the first paragraph, you indicated you acquired more than half of the 200,000 music recordings in digital format in September 2005. Please clarify the entity acquiring these music recordings and disclose this acquisition in the notes to financial statements as a subsequent event. In addition, explain how you plan to account for the acquisition(s), and whether the recordings acquired constitute a business as defined under Rule 11-01(d) of Regulation S-X.

As requested by the Staff, we have revised page 29 of the Registration Statement to clarify the entity that acquired the referenced music recordings.

As discussed in our response to Comment No. 26, the acquired recordings do not constitute a business as defined under Rule 11-01(d) of Regulation S-X.

Further, DMG respectfully advises the Staff that the financial statements have been updated as of September 30, 2005, and that the acquisition of recordings is not a subsequent event with respect to such statements.

Our Company, page 30

34.	We note that you have included a list of your customers. Please disclose why you selected these customers. To the extent that these are your significant customers based on revenues, please so state. In this regard, please note that the inclusion of well-known customers because of their name recognition generally is not appropriate. Rather, you must have a set of neutral criteria and include the names of all customers meeting these criteria.

As requested by the Staff, DMG has revised page 30 of the Registration Statement.

35.	We note that you rely on the reporting of the online music stores to determine your revenue, which is typically provided to you 30 days following the end of the month or quarter depending on the particular store. Please tell us the type of measures taken to determine the accuracy of your revenue.

DMG respectfully advises the Staff that its contracts with online music stores clearly identify the obligations and rights of the parties. The online music stores are obligated to provide an accurate accounting of downloads and payment at the agreed-upon rate. DMI has the rights to undertake certain audit procedures at its own expense but does not receive or have the right to require a service auditors report be provided. Senior management rigorously reviews the detailed monthly accounting by tracks downloaded for unusual month-to-month changes and unusual trends in

Hayden Bergman, Professional Corporation

November 4, 2005

revenue. Senior management also continues to evaluate the costs and benefits of exercising its audit rights; however, to date, it believes the costs would significantly exceed the benefit.

Content Acquisition and Revenue, page 33

36.	Disclose the relative benefits and detriments of each type of contract. Disclose also the percentage of your revenue generated under each type of contract.

As requested by the Staff, DMG has revised pages 32 and 33 of the Registration Statement.

37.	Identify any provider that accounts for in excess of 10% of your content. Include risk factor disclosure regarding your substantial dependence on such supplier. Any agreement with such supplier should be filed as an exhibit to the registration statement.

DMG respectfully advises the Staff that all agreements that currently account for in excess of 10% of DMG’s music recordings have been filed as exhibits to the Registration Statement. DMG further respectfully advises the Staff that it believes additional disclosure of the content owners in the “Business” section of the Registration Statement may place undue importance on these content owners and be misleading to investors. Through and following the completion of the offering, DMG intends to acquire additional music recordings by purchase or long-term license. As DMG acquires additional recordings, the recordings previously acquired will represent a diminished percentage of DMG’s overall recordings.

DMG further respectfully advises the Staff that it believes the risk factors in the Registration Statement address the material risks associated with the acquisition and licensing of music recordings. DMG does not believe there is material risk arising solely as a result of the concentration of content owners from whom it has acquired or licensed music recordings. DMG believes there are other risks related to the acquisition or license of music recordings, which are addressed in the Registration Statement. See in particular the risk factors under the headings “We may not receive legal title to the digital rights of music recordings that we have paid to acquire, and any determination that we don’t hold such rights may subject us to damages for revenue received.” and “If there are long delays in the time it takes to receive the music recordings that we acquire rights to, our revenue growth will be limited and cash flow will be affected adversely.” However, recordings are required to be delivered only once to DMG, so that there is not an ongoing supply relationship. Once DMG receives the recordings, substantially all of the risk related to supply is eliminated, and DMG is able to make the recordings available in perpetuity, in the case of purchased rights, or for the length of the license, with respect to licensed recordings. Of course, there may still be risk of loss as a result of a breach of the agreement between DMG and the content owner, which DMG believes is a general risk of doing business.

Intellectual Property, page 37

38.	Please disclose the duration and effect of all trademarks, patents, and licenses held. Refer to Item 101(c)(1)(iv) of Regulations S-K.

As requested by the Staff, DMG has revised page 36 of the Registration Statement.

DMG supplementally advises the Staff that it does not currently hold any patents. In addition, DMG does not hold any material licenses other than licenses to music recordings as described under the heading “Business – Content Acquisition and Revenue” on page 32 of the Registration

Hayden Bergman, Professional Corporation

November 4, 2005

Statement and the logo license described under the heading “Business —Intellectual Property” on page 36 of the Registration Statement.

Management, page 38

39.	Please disclose the reason why Mr. Rees will cease to be one of your directors upon the completion of this offering.

As requested by the Staff, DMG has revised page 38 of the Registration Statement.

40.	Please provide a more detailed description, including time periods employed in various positions, for the recent business experience of each of the directors and senior management.

As requested by the Staff, DMG has revised the section entitled “Management” beginning on page 37 of the Registration Statement.

Executive Compensation, page 41

41.	Please clarify if the executive officers are receiving compensation based on all the related entities or just Digital Music Group, Inc.

As requested by the Staff, DMG has revised page 40 of the Registration Statement.

Certain Relationships and Related Transactions, page 44

42.	Please disclose the type and the value of the services rendered by Messrs Colmar, Haigler, Trust, Koulouris, Rees, and Trier.

DMG supplementally advises the Staff that Messrs. Steve Colmar, Craig Colmar, Haigler and Rees, and the Austin Trust, a grantor trust of which Steve Colmar is the grantor and trustee, received founder’s shares of DMG common stock in connection with the formation of DMG in April 2005, and that such shares were not received for services. DMG has revised page 45 of the Registration Statement to clarify this matter.

DMG respectfully advises the Staff that it issued and sold shares of common stock to Messrs. Mitchell Koulouris, Peter Koulouris, Anders Brown and Rees in August 2005 in connection with its hiring of them as senior executive officers. Messrs. Mitchell Koulouris, Peter Koulouris and Brown each paid cash and rendered services with a combined value in the amount of $2,000 in exchange for 200,000 shares of common stock. Mr. Rees paid cash and rendered services with a combined value of $750 in exchange 75,000 shares of common stock. The DMG board of directors determined that such amounts represented the fair value of the common stock issued. The services provided to DMG by Messrs. Mitchell Koulouris, Peter Koulouris, Brown and Rees include assisting DMG with the development of our business plan and assisting DMG in preparing for its proposed offering.

DMG issued and sold 100,000 shares of common stock to Mr. Trier in September 2005 for services valued by agreement between DMG and Mr. Trier at $1,000. The services provided to DMG by Mr. Trier include consultation regarding the structure and composition of DMG’s board of directors and its committees, corporate governance, executive compensation, and the development of DMG’s business plan.

Hayden Bergman, Professional Corporation

November 4, 2005

Description of Capital Stock, page 48

43.	Please identify the “representative of the underwriter.”

As requested by the Staff, DMG has revised page 55 of the Registration Statement.

Underwriting, page 66

44.	Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.

DMG respectfully advises the Staff that disclosure is provided on page 53 of the Registration Statement under the heading “Shares Eligible for Future Sale – Lock-Up Agreements” that states that the underwriters have no present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up periods described therein.

45.	Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose, in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD-ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

DMG respectfully advises the Staff that it has been advised by I-Bankers Securities, Inc. that it may deliver prospectus via email, both as an attachment in pdf format, and by a link to the Commission’s web site. Except as described in the preceding sentence, DMG does not intend to use any form of prospectus other than printed prospectus.

46.	Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

DMG respectfully advises the Staff that it has been informed by I-Bankers Securities, Inc. that it has an arrangement with Bigdough pursuant to which potential investors will be able to access DMG’s preliminary prospectus on the Internet. The underwriters do not have a written agreement with Bigdough. Bigdough’s services are provided pursuant to standard terms available to all of its subscribers.

DMG does not have any arrangement pursuant to which potential investors will be able to access the preliminary prospectus on the Internet.

47.	Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

DMG respectfully advises the Staff that it has been informed by I-Bankers Securities, Inc. that they do not intend to offer the shares electronically.

Hayden Bergman, Professional Corporation

November 4, 2005

I-Bankers Securities, Inc., the representative of the underwriters, has advised DMG that it does not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering. However, it is possible that an electronic prospectus may be posted by any member of the underwriting syndicate. I-Bankers Securities, Inc., the lead manager, has advised DMG that none of the agreements it has with the other underwriters contractually limits the ability of those underwriters to make such a posting. I-Bankers Securities, Inc. also has advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

DMG has been advised by I-Bankers Securities, Inc. that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, I-Bankers Securities, Inc. knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, I-Bankers Securities, Inc. does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

To address the Staff’s concerns, I-Bankers Securities, Inc. will include in a communication to the syndicate the following:

“The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of Digital Music Group, Inc.’s common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

Given the responsibility of each broker/dealer to comply with all applicable Securities and Exchange Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by I-Bankers Securities, Inc. that syndicate members will so comply, there would not appear to be a regulatory need to make I-Bankers Securities, Inc. responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate to do so with respect to online distribution activities.

DMG supplementally advises the Staff that neither the Company nor any of the underwriters have any arrangements with a third-party to host or provide access the preliminary prospectus on the Internet.

Hayden Bergman, Professional Corporation

November 4, 2005

Where You Can Find More Information, page 56

48.	Revise the address for the SEC to reflect the new Station Place address at 100 F. Street, NE, Washington, DC 20549.

As requested by the Staff, DMG has revised page 58 of the Registration Statement.

Index to Financial Statements, page F-1

49.	The unaudited interim financial statements of DMI and Rio Bravo referenced on the index to financial statements do not correspond to financial statements included in the document. Please revise as necessary.

As requested by the Staff, DMG has revised the Index to the Financial Statements on page F-1 of the Registration Statement.

50.	We note you included audited historical financial statements of Rio Bravo. We believe including financial statements of Rio Bravo of which only certain assets are to be acquired may be misleading and uninformative. Please remove the audited historical financial statements of Rio Bravo and include audited carve-out financial statements representing the assets to be acquired from Rio Bravo. For guidance on allocating general and administrative expenses, please refer Staff Accounting Bulletin Topic 1.B.

As requested by the Staff, DMG has revised the Financial Statements included with the Registration Statement.

51.	Pursuant to Rule 3-01 of Regulation S-X, please provide an audited balance sheet of DMI as of a date within 135 days of the date of filing the registration statement.

As requested by the Staff, an audit of the financial statements of DMI as of and for the period ending September 30, 2005 has been commenced. The presentation of such updated audited numbers has been included in the Amendment No. 1 to the Registration Statement in anticipation of the completion of such audit. The Company does not expect and significant changes to the results presented in such financial statements. The audit report for DMI and financial statement consents have been included in Amendment No. 1 unsigned and signed copies of such documents will be filed by amendment as soon as possible.

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-2

52.	We note you included historical financial statements of Rio Bravo and adjusted for those that will not be acquired by Digital Music Group, Inc. in the pro forma adjustment column. Adjustments reflected in the pro forma adjustment column should only give effect to events that are directly attributable to each specific transaction, factually supportable and expected to have a continuing impact. Please replace the historical financial statements of Rio Bravo with the carve-out financial statements of assets to be acquired and adjust your pro forma adjustment column accordingly.

As requested by the Staff, DMG has revised the Unaudited Pro Forma Combined Financial Statements beginning on page F-2 of the Registration Statement.

53.

It appears amortization of the acquired music rights and related tax effects should be included as a pro forma adjustment. Because the amortization of the rights will be an estimate, include in your description of the adjustment the assumptions used to determine the fair value of the rights

Hayden Bergman, Professional Corporation

November 4, 2005

acquired as well as the assumptions used to determine the period over which to amortize the rights. Please revise as necessary.

As requested by the Staff, DMG has revised the Financial Statements included with the Registration Statement to include an estimate of the amortization of the digital music rights purchased from Rio Bravo Entertainment LLC, adjusted for taxes. The fair value would be the number of shares times the offering price as the acquisition is dependent and concurrent with the offering. The price used for this exercise will be $10.00 per share. We plan to amortize this purchase over two years on a straight-line basis, which is the expected life of the existing contracts.

54.	We note your pro forma adjustment representing the estimated additional paid in capital as a result of the merger and the acquisition of certain assets. Please disclose how you determined the adjustment amount including assumptions used in your calculation.

DMG respectfully advises the Staff that the estimated additional paid in capital amount set forth on page F-3 of the Registration Statement is derived primarily from the conversion of existing DMG convertible preferred stock, Series A and B, into DMG common shares. Additionally, the paid in capital related to purchased assets in from the Rio Bravo Entertainment LLC Carve Out Segment are reflected in this balance. These components are referenced to the corresponding pro forma financial statement footnotes.

Unaudited Pro Forma Combined Balance Sheet, page F-3

55.	Please tell us what the $19,000 recorded in DMG’s historical column represents. Please tell us why this amount is not reflected in the Unaudited Pro Forma Combined Statement of Operations on page F-4.

DMG respectfully advises the Staff that inclusion of the $19,000 amount represents a clerical error and page F-3 has been revised to delete such amount.

Notes to the Financial Statements, page F-18

56.	We note you entered into restricted stock purchase agreements with your senior executives. Please tell us and disclose how you accounted for the sale of the restricted stock including how you measured the fair value. It appears you may recognize compensation expense in connection with the sale. If material, the anticipated increase in compensation expense should be discussed in your management’s discussion and analysis of financial condition and results of operations, such that the indicative value of your reported results is made clear.

DMG respectfully advises the Staff that in connection with its agreement to hire certain of its senior executives, those executives negotiated for, and DMG agreed to provide to them, the opportunity to purchase shares of DMG common stock in the amounts described in Note 4 to the financial statements. These shares were purchased by three of DMG’s senior executives, and not issued as an award. The number of shares was determined by arm’s length negotiation, and the purchase price was set at the fair market value of the shares, which was determined by the DMG

Hayden Bergman, Professional Corporation

November 4, 2005

board of directors in good faith to be $0.01 per share at the time DMG entered into the stock purchase agreements. In determining the fair market value of its common stock, the DMG board of directors considered such factors as (i) DMG not having generated any revenues, (ii) DMG not having any material business activities other than attempting to effect the simultaneous merger of DMI with DMG, the purchase of certain assets of Rio Bravo Entertainment LLC and the initial public offering of DMG’s common stock, and (iii) the likelihood of successfully completing all of these activities. DMG’s senior executives each paid cash and performed services for the shares they acquired. Because DMG’s senior executives paid cash and performed services at least equal to the fair market value of the shares they acquired, DMG does not believe that it should recognize compensation expense in connection with the sale. The sale of restricted stock to DMG’s senior executives was accounted for as a purchase of shares. Please refer to the Statement of Shareholders’ Equity appearing on page F-15.

Notes to the Financial Statements, page F-23

57.	We note you issued subordinated convertible notes payable. With regards to the embedded conversion feature, please tell us what consideration you have given to FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended, and EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In addition, please provide and include as an exhibit, the agreement(s) associated with the issuance of subordinated convertible notes payable.

DMG respectfully advises the Staff that the June 30, 2005 DMI financial statements reflect $230,000 of subordinated convertible notes payable, which were ultimately converted to DMI preferred shares in September 2005 and accordingly are reflected in equity at September 30, 2005.

DMG does not believe the conversion feature represents an embedded derivative instrument subject to the provisions of FASB Statement No. 133 Accounting for Derivative Financial Instruments and Hedging Activities, as amended. DMG respectfully references paragraph 12 and 12a. Paragraph 12 provides three conditions that must all be met for an embedded derivative instrument (the conversion feature) to be separated from the host (the debt instrument). Paragraph 12a., the first condition presented, requires the economic characteristics and risks of the embedded instrument not be clearly and closely related to the economic characteristics and risks of the host contract. DMG believes that this condition is not met and further references the example provided in Appendix A, paragraph 61k, which notes that a conversion option settled in shares that are not readily convertible to cash would not be accounted for as a derivative.

Given the conclusions above, DMG does not believe EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock is applicable. Paragraph 3 states that EITF 00-19 only applies to freestanding derivative financial instruments and further indicates that the issue does not address accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument.

Notwithstanding the above, upon issuance in September 2005, the preferred shares issued were recorded at their fair value. The difference between the cash received upon execution of the convertible notes payable and the fair value of the preferred shares issued was charged to expense when the conversion was effected.

Hayden Bergman, Professional Corporation

November 4, 2005

Notes to the Financial Statements, page F-24

58.	We note you used the Black Scholes option pricing model to determine the fair value of options granted to your employees. Please disclose and tell us the exercise price and current price of underlying stock used as assumptions in your model.

As requested by the Staff, DMG has revised the Notes to the Financial Statements on page F-34.

Notes to the Financial Statements, page F-38

59.	On page four of the document under the second risk factor, we note that online music stores typically report revenue numbers to you within 30 days following the end of the month or quarter. Please disclose this lag time in your revenue recognition policy and describe the mechanism you have in place to ensure accurate and timely recording of the revenue numbers. Please also disclose if any estimation and accruals are involved.

DMG respectfully advises the Staff that the Company does not book revenue until it receives the reports and receipt of cash from the online music stores. This typically occurs between 15 and 30 days after the end of a month or quarter, as applicable. DMG believes that this is the most accurate method by which it can determine revenues.

DMG relies on the online music stores to provide an accurate report of revenue. DMG typically has the right to perform an audit of the accounting of each of the online music stores with which it has an agreement with respect to sales of its music recordings. DMG has not performed any such audit to date.

Notes to the Financial Statements, page F-44

60.	We note you entered into restricted stock purchase agreements with the founders of the Company and consultants. Please tell us and disclose how you accounted for the sale of the restricted stock including how you measured the fair value.

DMI entered into restricted stock purchase agreements with its founders and consultants in connection with their purchases of shares of DMI’s common stock. On February 26, 2004, the date of DMI’s inception, DMI sold to its founders 8,410,000 shares of common stock for aggregate consideration of $3,200. This sale was made at fair market value as determined in good faith by DMI’s board of directors considering such factors as DMI’s then current assets, revenues, profitability and prospects. Also in connection with its formation, DMI issued 50,000 shares to consultants for cash consideration of $50, which was determined by DMI’s board of directors to be the fair market value of the shares at that time, employing the same factors as used by DMI’s board in determining the fair market value of the shares sold to founders. Both sales of restricted stock have been accounted for as purchases. Please refer to DMI’s Statement of Shareholders’ Equity appearing on page F-24.

Rio Bravo Entertainment, LLC, page F-47

61.	We note Rio Bravo has digital music licenses and related royalty obligations. Please tell us why the digital music licenses are not presented in the balance sheets. In addition, please include an accounting policy disclosure on how you account for your royalty obligations in the notes to the financial statements.

DMG respectfully advises the Staff that Rio Bravo Entertainment LLC became engaged in the digital music business through existing relationships developed from its previous business of promoting and recording artists. The costs of signing up clients or acquiring distribution rights were expensed as they were minimal and of no consequence. Rio Bravo Entertainment LLC was

Hayden Bergman, Professional Corporation

November 4, 2005

not buying contracts per se but acting more as an agent in facilitating the distribution of music recordings. DMG will include an accounting policy disclosing how Rio Bravo Entertainment LLC accounts for royalty obligations.

Exhibit 5.1

62.	Please provide a signed copy of the legal opinion in your next amendment.

DMG respectfully advises the Staff that a signed copy of the legal opinion will be provided in a subsequent amendment, prior to requesting effectiveness of the Registration Statement.

Any questions or comments regarding the registration statement should be directed to the undersigned at (415) 692-3311.

Sincerely,

HAYDEN BERGMAN Professional Corporation

/s/ KEVIN K. ROONEY
Kevin K. Rooney

Enclosures (not included in Edgar version)

cc:	Susan Min, Securities and Exchange Commission

Yong Choi, Securities and Exchange Commission

April Sifford, Securities and Exchange Commission

Mitchell Koulouris, Digital Music Group, Inc.

Clifford Haigler, Digital Music Group, Inc.

Phillip Kushner, Greenberg Traurig, LLP